SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number  33-7106-A
                                                                       ---------
(CHECK ONE):
[X] Form 10-K and Form 10-KSB [ ] FORM 11-K [ ] FORM 20-F [X] FORM 10-Q and Form 10-QSB [ ] Form N-SAR

        For Period Ended:  December 31, 1999
                          ------------------


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

        For the transition period ended: ____________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

        Full name of registrant         NATURADE, INC.
                               --------------------------------------------

        Former name if applicable

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        Address of principal executive office:  14370 Myford Rd.
                                                ----------------

        City, State and Zip Code:  Irvine, California 92606
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

                                     PART II
                            RULES 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

The Registrant and its auditors are in the process of analyzing the Registrant's present access to credit in light of its future working capital requirements and will not be able to complete this analysis (and the corresponding effect of this analysis on disclosures in the Registrant's Annual Report on Form 10-K) within the prescribed time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION
        (1) Name and telephone number of person to contact in regard to this notification.

                  Lawrence J. Batina    714           573-4800
                  -------------------------------------------------
                  (NAME)            (AREA CODE)  (TELEPHONE NUMBER)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO

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        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Registrant anticipates a loss from operations for the fiscal year ended December 31, 1999 of approximately $9.7 million compared to a loss from operations for the fiscal year ended September 30, 1998 of $4.1 million. The primary factors contributing to the loss in the 1999 fiscal year are 1) $1.6 million sales decline, 2) $1 million write-off of intangible assets, 3) $1.9 million settlement of a legal judgment, 4) $1.5 million of non-cash interest charges related to the conversion feature of debt borrowed from a majority shareholder and $0.4 million related to warrant grants and 5) elimination of $0.9 million of obsolete inventory.

                                 NATURADE, INC.

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 30, 2000                 By   /s/ Lawrence J. Batina
    ---------------------                ---------------------------------------
                                            Lawrence J. Batina
                                            Chief Financial Officer
                                            Naturade, Inc.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).